

October 23, 2019

Mr. Joseph D. Stilwell
Stilwell Activist Fund, L.P.
111 Broadway, 12th Floor
New York, New York 10006

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed October 17, 2018 by Stilwell Activist Fund, L.P., et al.**
> **File No. 001-35713**

Dear Mr. Stilwell:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>General</u>

1. Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

<u>Proposal No. 1 | Election of Directors, page 13</u>

2. Please refer to the following sentence on page 16: "Each of [the Participants] disclaims beneficial ownership of the shares of Common Stock reported owned herein." Advise us of the legal basis upon which beneficial ownership could be disclaimed by such persons. Please refer to In re Coca Cola Co., Exchange Act Release No. 13,655 (June 21, 1977); and In re Douglas Kass, Exchange Act Release No. 31,046 (August 17, 1992).

3. Given that the solicitation in opposition, if commenced, could possibly result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant's governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant beyond that which has already been described in footnote number six. If the number of nominees ultimately introduced by the participants constitutes less than a majority, however, no additional disclosure regarding the potential change in control is needed.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Meagan Reda, Esq.
        Megan Parisi